Exhibit (a)(5)(iv)

EFiled: Jun 5 2012 2:18PM EDT Transaction ID 44633856 Case No. 7594-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DAVID WILKIN,	)
)
Plaintiff,	)
)
v	)
	)	C. A. No.
THE TALBOTS, INC., GARY M.	)
PFEIFFER, MARJORIE L. BOWEN, JOHN	)
W. GLEESON, ANDREW H. MADSEN,	)
TRUDY F. SULLIVAN, SUSAN SWAIN,	)
TLB HOLDINGS LLC, and TLB MERGER	)
SUB INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for his Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.             This is a shareholder class action brought by plaintiff on behalf of himself and the public shareholders of The Talbots Inc. (“Talbots” or the “Company”) against Talbots, the directors of Talbots, and TLB Holdings Inc., LLC (“TLB Holdings”) arising out of their agreement to sell Talbots to TLB Holdings (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.

2.             On May 30, 2012, Talbots entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which TLB Holdings, owned and operated by private equity firm Sycamore Partners Management L.L.C. (“Sycamore Partners”), will acquire Talbots in a transaction valued at approximately $193.3 million net of debt ($369 million including debt) by means of a three stage transaction: a first step-tender offer (the “Tender Offer”), a top-up option (the “Top-Up Option”), and a short-form merger after which Talbots will merge into a Sycamore Partners controlled entity. Under the terms of the Proposed Transaction, Talbots’ shareholders will receive $2.75 in cash per share of Talbots common stock (the “Offer Price”). The Proposed Transaction has been approved by the Company’s Board of Directors (the “Board”).

3.             As discussed herein, the Merger Agreement contains preclusive deal protection devices designed solely to ensure the sale of Talbots to Sycamore Partners. These provisions include a strict no-solicitation provision, notification provisions, the Top-Up Option, and a termination fee. Viewed in the aggregate, these provisions all but guarantee another bidder will not emerge to offer legitimate value to Talbots’ shareholders.

4.             The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of Talbots to Sycamore Partners on terms preferential to Sycamore Partners, but detrimental to plaintiff and the other public stockholders of Talbots. According to data compiled by Bloomberg and reported on May 31, 2012, the Offer Price values the company at 0.17x revenue: the lowest revenue multiple ever paid for a U.S. apparel retailer in deals worth at least $100 million. Plaintiff seeks to enjoin the Proposed Transaction.

PARTIES

5.             Plaintiff has been, at all times relevant hereto, a Talbots shareholder.

6.             Defendant Talbots is a Delaware corporation that maintains its principal executive offices at One Talbots Drive, Hingham, Massachusetts 02043. The Company’s securities trade on the New York Stock Exchange (“NYSE”) under the symbol “TLB.” The Company is a retailer and direct marketer of women’s apparel.

7.             Defendant TLB Holdings Inc., LLC is a Delaware limited liability company operated by Sycamore Partners, a private equity firm located at 9 West 57th Street, 31st Floor,

New York, New York 10019. Sycamore Partners is Talbots’ second largest shareholder, holding a roughly 9.4% stake in the Company.

8.             Defendant TLB Merger Sub Inc. is a Delaware corporation and a wholly owned subsidiary of TLB Holdings Inc., LLC.

9.             Defendant Gary M. Pfeiffer (“Pfeiffer”) has served as a Company director since 2004 and as the Chairman of the Board since 2009. Pfeiffer is the Chairman of the Company’s Compensation and Executive Committees and a member of the Company’s Audit Committee.

10.           Defendant Marjorie L. Bowen (“Bowen”) has served as a Company director since 2010.

11.           Defendant John W. Gleeson (“Gleeson”) has served as a Company director since 2004. Gleeson is the Chairman of the Company’s Audit Committee and a member of the Company’s Corporate Governance & Nominating Committee.

12.           Defendant Andrew H. Madsen (“Madsen”) has served as a Company director since 2010.

13.           Defendant Trudy F. Sullivan (“Sullivan”) has served as a Company director since 2007. Sullivan is a member of the Company’s Executive Committee.

14.           Defendant Susan Swain (“Swain”) has served as a Company director since 2001. Swain is the Chairwoman of the Company’s Corporate Governance & Nominating Committee and a member of the Company’s Audit and Compensation Committees.

15.           The Defendants named above in paragraphs 8 through 13 are sometimes collectively referred to herein as the “Individual Defendants.”

16.           The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties to its public shareholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in a proposed sale of the Company.

CLASS ACTION ALLEGATIONS

17.           Plaintiff brings this action on his own behalf and as a class action pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of Company stock who are being and will he harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

18.           This action is properly maintainable as a class action.

19.           The Class is so numerous that joinder of all members is impracticable. According to recent filings with the U.S. Securities and Exchange Commission (“SEC”), Talbots has approximately 69 million shares of common stock outstanding, likely owned by thousands of shareholders.

20.           There are questions of law and fact that are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)           Whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b)           Whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonable under the circumstances for the sale of Talbots;

(c)           Whether the other defendants have aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(d)           Whether plaintiff and the other members of the Class will be irreparably harmed were the transactions complained of herein consummated.

21.           Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

22.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

23.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

24.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

The Company Negotiates with Sycamore Partners

25.           According to the Company’s annual report, Talbots is a specialty retailer and direct marketer of women’s apparel, accessories and shoes sold almost exclusively under the Talbots brand. The Company operates stores located in 46 U.S. states and Canada. As of January 28, 2012, the Company operated a total of 517 stores under the Talbots name, including retail stores, upscale outlets and surplus outlets.

26.           Attempts to overhaul the Company have come up short in recent years. Bloomberg reported on May 31, 2012 that the Company’s decision to target younger consumers backfired, causing the Company to post five consecutive years of falling sales and close 90 stores since it announced an acceleration of its store-closing plan in March 2011.

27.           Sycamore Partners, the Company’s second largest shareholder with a 9.4% stake in the Company, approached Talbots in December 2011, offering to purchase the Company for $3.00 per share. The Board rejected the bid, determining the offer was “inadequate and substantially undervalues the company.”

28.           The Board permitted Sycamore Partners to continue its due diligence on January 30, 2012 in hopes of obtaining a higher offer. On that date, the Company entered one-year

“standstill agreement” with Sycamore Partners, allowing the private equity firm access to confidential information.

29.           The Company received an increased offer at $3.05 per share from Sycamore Partners on May 7, 2012. That day, the Company issued a press release noting::

HINGHAM, Mass.—(BUSINESS WIRE)—May. 7, 2012— The Talbots, Inc. (NYSE:TLB) today announced that its Board of Directors has received a non-binding proposal from Sycamore Partners to acquire all of the Company’s outstanding common stock for $3.05 per share. In addition, the Company today announced that it has entered into an exclusivity agreement with Sycamore Partners in connection with the non-binding proposal, which will terminate on May 15, 2012.

The Board continues to evaluate strategic alternatives, including Sycamore Partners’ proposal, consistent with its fiduciary duties to act in the best interest of the Company’s stockholders. The Board is being advised in this process by its financial advisor, Perella Weinberg Partners, and legal advisor, White & Case LLP, with a team of attorneys led by Morton A. Pierce. There can be no assurance that any definitive agreement will be entered into, or, if entered into, what the terms thereof will be, or that this or any other transaction will be approved or consummated. The Company does not intend to comment further regarding this proposal or its evaluation of strategic alternatives, unless a specific transaction is recommended by the Board.

30.           On May 15, 2012, the Company extended the exclusivity period to negotiate with Sycamore Partners by one week, to May 22, 2012. Then, on May 23, 2012, the Company again extended the exclusivity period to negotiate with Sycamore Partners by one day, to May 24, 2012.

31.           On May 25, 2012 the Company announced in a press release that the exclusivity period had expired without an agreement. The news caused Talbots stock to drop 41% in a single day. The May 25, 2012 press release noted:

HINGHAM, Mass.—(BUSINESS WIRE)—May. 25, 2012— The Talbots, Inc. (NYSE:TLB) (“Talbots” or the “Company”) today announced that the exclusivity agreement with Sycamore Partners, which was executed on May 5, 2012 and twice extended through May 24, 2012, has expired. The Company has worked exclusively in good faith with Sycamore Partners to execute a transaction. Sycamore Partners informed the Company that it is not prepared to execute a transaction at this time. The Company remains open to pursuing a transaction with Sycamore Partners at $3.05 per share pursuant to an acceptable merger agreement providing for an appropriate level of closing certainty and supported by firm debt and equity financing commitments. The Company is no longer subject to exclusivity and therefore will actively explore other strategic alternatives and in the meantime will continue to be focused on executing its business plan and creating value for its shareholders. In a separate press release, the Company today announced its first quarter results which reflected improved operating income and positive earnings.

32.           The same day the Company announced the exclusivity period with Sycamore Partners had come to an end, Talbots announced the Company’s first quarter fiscal year 2012 financial results. The “improved” results were described in a May 25, 2012 press release which noted in pertinent part:

HINGHAM, Mass.—(BUSINESS WIRE)—May. 25, 2012— The Talbots, Inc. (NYSE:TLB) today reported results for the quarter ended April 28, 2012, with an increase in both operating income and adjusted operating income compared to the prior year period. The Company also commented on key initiatives and actions.

First quarter income from continuing operations was $1.2 million, or $0.02 per share, compared to last year’s income from continuing operations of $0.9 million, or $0.01 per share.

Adjusted first quarter income from continuing operations was $6.0 million, or $0.09 per share, excluding special items of $4.8 million, or $0.07 per share, compared to last year’s adjusted income from continuing operations of $5.3 million, or $0.08 per share.

A full reconciliation of GAAP to non-GAAP (“adjusted”) items is included with this release.

Trudy F. Sullivan, Talbots President and Chief Executive Officer, commented, “We are pleased to have achieved profitability in the first quarter, driven by improved merchandise margin compared to the prior year period as well as strong inventory and expense management. Overall, we continue to focus on further enhancing our product, re-engaging with our core customer and executing our key strategic initiatives as the Board continues to actively explore a full range of strategic alternatives.”

Key Initiatives Update

Store Rationalization Plan

The Company closed eight locations, including five full stores, during the first quarter of fiscal 2012 and has closed 90 locations in total, including 74 full stores, since the acceleration of the Company’s store rationalization plan in March 2011. The Company continues to expect to close approximately 110 locations in total and will look to close additional stores opportunistically in 2012.

The locations that have closed or arc planned for closure contributed approximately $10.1 million in sales and $0.4 million in operating loss in the first quarter of 2012, including $0.8 million in restructuring charges. Last year’s first quarter contribution was approximately $21.0 million in sales and approximately $4.0 million in operating loss, including $2.0 million in restructuring charges and $1.2 million in impairment of store assets.

Expense Management

The Company continues to make progress in pursuing opportunities to lower expenses. As a result, the Company has identified and implemented expense reductions that are expected to result in approximately $43.0 million in annualized cost savings toward its $50.0 million anticipated annualized cost reduction initiative announced on December 1, 2011. The Company expects to complete its cost reduction initiative by the end of fiscal 2012.

The Company Continues to Explore Strategic Alternatives

The extension of the exclusivity period the Company and Sycamore Partners entered into on May 15, 2012 in connection with Sycamore Partners’ non-binding proposal to acquire all of the Company’s outstanding common stock for $3.05 per share expired on May 24, 2012.

Sycamore Partners informed the Company that it is not prepared to execute a transaction at this time. The Company remains open to pursuing a transaction with Sycamore Partners at $3.05 per share pursuant to an acceptable merger agreement providing for an appropriate level of closing certainty and supported by firm debt and equity financing commitments.

33.           Unfortunately for Talbots’ shareholders, the Company’s openness to pursue a transaction with Sycamore Partners at $3.05 per share would be short lived.

The Proposed Transaction

34.           On May 31, 2012, despite having rejected a bid at $3.00 per share as “inadequate” and “substantially undervalue[ing] the Company” and releasing improved financial results just days earlier, on May 31, 2012, the Company announced it had come to terms with Sycamore Partners at the Offer Price. The information was disseminated to shareholders via a May 31, 2012 press release that stated in pertinent part:

HINGHAM, Mass.—(BUSINESS WIRE)—May. 31, 2012— The Talbots, Inc. (NYSE:TLB) (“Talbots” or the “Company”) and Sycamore Partners today announced that they have entered into a definitive agreement pursuant to which an affiliate of Sycamore Partners will acquire all the outstanding common stock of the Company for $2.75 per share in cash. The transaction is valued at approximately $369 million, including net debt. The transaction is currently expected to close in the third quarter of this year.

The announcement follows a comprehensive review undertaken by the Talbots Board to maximize stockholder value. Under the terms of the agreement, which has been approved by the Company’s Board of Directors, Talbots stockholders will receive $2.75 in cash for each outstanding share of Talbots common stock they own. The purchase price represents a 113% premium to the closing price on May 30, 2012 and a 76% premium to the closing price on December 6, 2011, the closing price prior to the public disclosure of Sycamore’s initial proposal to acquire the Company.

Trudy Sullivan, President and Chief Executive Officer of Talbots, said, “We are pleased with the value this transaction delivers to our stockholders and believe that this is a positive development for all of our stakeholders. Sycamore Partners is a strong investor with substantial resources and expertise, and we look forward to operating as a private company under their ownership.”

“We believe in the Talbots brand and its more than 8,000 Associates,” said Stefan Kaluzny, a Managing Director of Sycamore Partners. “We look forward to a long and successful partnership with Talbots serving its many loyal customers.”

Under the terms of the agreement, an affiliate of Sycamore Partners will commence a tender offer for all of the outstanding shares of Talbots common stock. Closing of the transaction is conditioned upon satisfaction of minimum tender conditions, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, non-disapproval of the Office of the Comptroller of the Currency under the Change in Bank Control Act, receipt of a letter from the Pension Benefit Guaranty Corporation stating that it has concluded its investigation of the transaction, a minimum level of availability being maintained under the Company’s current credit facilities and other closing conditions. Under certain circumstances, the parties may, at their option, pursue a one-step merger.

Perella Weinberg Partners LP is acting as financial advisor to Talbots and White & Case LLP is acting as its legal counsel. Bank of America Merrill Lynch is acting as financial advisor to Sycamore Partners and Winston & Strawn LLP and the Law Offices of Gary M. Holihan, P.C. are acting as its legal counsel.

35.           After rejecting a higher bid by Sycamore Partners and then posting improved financial results, the Board still agreed to an Offer Price twenty-five cents below the “inadequate” price it spurred in December 2011 and thirty cents below what it could have obtained for shareholders the week prior.

36.           The Individual Defendants have breached the fiduciary duties they owe to the Company’s public shareholders. Via the process of the Proposed Transaction, the Company has been improperly valued and shareholders will likely not receive adequate or fair value for their Talbots common stock in the Proposed Transaction.

Restrictive Deal Protection Devices in the Merger Agreement

37.           In violation of the duty of the Individual Defendants to maximize shareholder value, the Merger Agreement between defendants contains terms designed to favor the Proposed Transaction and deter alternative bids. These deal protection devices collectively serve a single purpose: to ensure the sale of Talbots to Sycamore Partners and deter any other bidder from offering a higher price for the Company. The improper terms in the Merger Agreement include:

(a)           Section 9.03 of the Merger Agreement includes a termination fee (the (“Termination Fee”) of $6 million, payable by Talbots to Sycamore Partners in certain circumstances, including the sale of Talbots to another bidder. The termination fee serves little purpose except to drive up the price of the Company in order to deter other bidders from coming forward;

(b)           Section 6.02(a) of the Merger Agreement contains a no-solicitation clause prohibiting Talbots from actively seeking a third party bid that might maximize shareholder value;

(c)           Section 6.02(d)(i)(C) contains a notification clause, requiring Talbots to provide Sycamore Partners with five business day notice that it has received a higher unsolicited offer from a third party and that the Board will change its recommendation concerning the Proposed Transaction. Given the Proposed Transaction has been structured as a tender offer, a mandated five business day notice will serve to prematurely shorten an already truncated time frame, allowing Sycamore Partners to “run out the clock” on other potential bidders;

(d)           Additionally, during the five business day notice period, section 6.02(d)(i)(D) of the Merger Agreement requires Talbots to exclusively negotiate in good faith with Sycamore Partners in order to revise the terms of the Merger Agreement and ultimately allow Sycamore Partners to make a topping bid; and

(e)           Section 6.02(f) requires Talbots to provide Sycamore Partners with the identity of any alternative bidder, the material terms of the offer and copies of all relevant material transaction documents relating to the unsolicited offer. In other words, the Merger Agreement gives Sycamore Partners access to any rival bidder’s information and allows Sycamore Partners a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to invest the time and resources in conducting appropriate due diligence when Sycamore Partners can simply raise its offer during the negotiation period — without the added expense of the Termination Fee.

38.           The Merger Agreement additionally contains an irrevocable Top-Up Option designed to permit Sycamore Partners to perform a short-form merger even if the Tender Offer fails to obtain ninety percent (90%) of the shares outstanding. In the Merger Agreement, Talbots has granted Sycamore Partners an option to purchase newly issued Talbots shares so that in the event that less than ninety percent (90%) of shares outstanding are tendered at the conclusion of the Tender Offer, Sycamore Partners will have the option to purchase the remaining difference between the percentage of shares tendered and ninety percent (90%). Given that Sycamore Partners already owns over 9% of the outstanding shares,

39.           Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.

40.           Defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the deal protection terms ensure the Company’s shareholders will not likely receive adequate or fair value for their Talbots common stock in the Proposed Transaction.

41.           Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

42.           Plaintiff and the other members of the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

CLAIM FOR BREACHES OF FIDUCIARY DUTIES AGAINST THE INDIVIDUAL DEFENDANTS

43.           Plaintiff repeats and re-alleges each allegation set forth herein.

44.           The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Talbots. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive plaintiff and other members of the Class of the value of their investment in Talbots.

45.           As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty because, among other reasons:

(a)          they have failed to properly value the Company;

(b)          they have failed to take steps to maximize the value of Talbots to its public shareholders; and

(c)          they have agreed to terms in the Merger Agreement that favor Sycamore Partners and deter alternative bids.

46.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair proportionate share of Talbots’s valuable assets and businesses, to the irreparable harm of the Class.

47.           Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

AGAINST TLB HOLDINGS AND TLB MERGER SUB INC. FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES

48.           Plaintiff repeats and re-alleges each allegation set forth herein.

49.           Defendants TLB Holdings and TLB Merger Sub Inc., by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

50.           Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants TLB Holdings and TLB Merger Sub Inc., who, therefore, have aided and abetted such breaches in the possible sale of Talbots to Sycamore Partners.

51.           As a result of the unlawful actions of TLB Holdings and TLB Merger Sub Inc., plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Talbots’ assets and business. Unless the actions of TLB Holdings and TLB Merger Sub Inc. are enjoined by the Court, TLB Holdings and TLB Merger Sub Inc. will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.

52.           Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

C.            Imposing a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

D.            Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E.             Granting such other and further equitable relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Jessica Zeldin
Jessica Zeldin (Del. Bar No. 3558)
919 N. Market Street, Suite 1401
THE WEISER LAW FIRM, P.C.	P. O. Box 1070
Patricia C. Weiser	Wilmington, DE 19801
Joseph M. Profy	(302) 656-4433
James M. Ficaro	Attorneys for Plaintiff
22 Cassatt Ave.
Berwyn, PA 19312
(610) 225-2677

RYAN & MANISKAS, LLP
Katharine M. Ryan
995 Old Eagle School Rd., Ste. 311
Wayne, PA 19087
(484) 588-5516

June 5, 2012